(213) 683-6060
kennethbender@paulhastings.com

October 2, 2007	45042.00007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Daniel F. Duchovny, Esq.

Re:	Optical Communication Products, Inc.
Amended Schedule 13E-3
Filed September 27, 2007
File No. 005-60839
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 27, 2007
File No. 000-31861
Ladies and Gentlemen:
On behalf of Optical Communications Products, Inc. (the “Registrant” or “OCP”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 28, 2007 (the “Comment Letter”) relating to the above-referenced Amended Schedule 13E-3 filed on September 27, 2007 (the “Amended Schedule 13E-3”) and Revised Preliminary Proxy Statement on Schedule 14A filed on September 27, 2007 (the “Revised Proxy Statement”).
The Registrant has revised the Revised Proxy Statement in response to the Staff’s comments in the Comment Letter and is filing concurrently with this letter a revised Preliminary Proxy Statement on Schedule 14A (the “Second Revised Proxy Statement”) that reflect these revisions and generally update the information contained therein. In this letter, we set forth responses to the comments and requests for additional information contained in the Comment Letter with respect to the above-referenced filings.
For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Second Revised Proxy Statement. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The responses and information described below are based upon information provided to us by the Registrant, Oplink Communications, Inc. (“Oplink”) and Oplink Acquisition Corporation (“Oplink Acquisition,” and together with the Registrant and Oplink, the “Filers”), as the case may be.

United States Securities and Exchange Commission
October 2, 2007

Amended Schedule 13E-3
1. While we do not necessarily agree with the analysis and conclusion set forth in your response letter, including, but not limited to, whether Furukawa should be a filing person in the Schedule 13E-3, we will not issue any further comments on the issues identified in comment 1 of our prior letter at this time.
Response: In light of the Staff’s comment, the Registrant is not providing further response.
Revised Proxy Statement
The Special Meeting, page 33
2. Please include in your disclosure the substance of your response to prior comment 10.
Response: In response to the Staff’s comment, the Registrant has revised the fourth paragraph under the subheading “Required Vote” under the “Special Meeting” section on page 36 of the Second Revised Proxy Statement to clarify that the referenced aggregate shares of the Registrant’s directors and officers does not include shares owned by Oplink and shares represented by unexercised stock options.
Special Factors
3. We reissue comment 12 with respect to the Oplink filing persons.
Response: In response to the Staff’s comment, the Registrant has substantially revised the subsection “Oplink and Oplink Acquisition’s Purposes and Reasons for the Merger” under the “Special Factors” section on page 23 of the Second Revised Proxy Statement.
Background of the Merger, page 8
4. We note the revised disclosure made in response to prior comment 16. We also note that the sale of Furukawa’s interest in your securities to Oplink and the appointment of Oplink’s representatives to the newly-enlarged board appear to have been subject to the requirements of Rule 14f-1. We note, however, that you have not filed Schedule 14F-1. Please advise.

United States Securities and Exchange Commission
October 2, 2007

Response: The Registrant respectfully submits that the sale of Furukawa’s interest and the appointment of Oplink’s representatives to the Registrant’s board of directors were not subject to Rule 14f-1 because the two actions were not related. Oplink had no arrangement or understanding with Furukawa regarding the appointment of Oplink’s representatives to the Registrant’s board. Oplink’s representatives were appointed to the Registrant’s board pursuant to the terms of the merger agreement, which Oplink negotiated and entered into with the Registrant, not Furukawa, after the resignation of Furukawa’s representatives from Registrant’s board. Oplink had no representation on the Registrant’s board until after the execution of the merger agreement, which was after the consummation of the sale of Furukawa’s interest and after the resignation of Furukawa’s representatives from the Registrant’s board. Based on these facts, the Registrant respectfully submits that no Schedule 14F-1 was required to be filed in connection with the sale of Furukawa’s interest or the appointment of the Oplink representatives to the Registrant’s board.
In addition, the Registrant respectfully submits that, even if it should have transmitted the information required under Rule 14f-1 to shareholders in June 2007, before Oplink’s representatives were appointed to the Registrant’s board of directors, the Registrant’s shareholders had already received, or will receive upon delivery of the proxy statement for the Special Meeting, substantially all of the information that would have been transmitted to shareholders under Rule 14f-1 at that time. Rule 14f-1 requires the transmission of “information substantially equivalent to the information which would be required by Items 6(a), (d), and (e), 7 and 9 of Schedule 14A or Regulation 14A . . . .” The Registrant has included much of this information in the proxy statement for its January 24, 2007 Annual Meeting of Stockholders, including information related to executive compensation for prior fiscal years. That information will be supplemented by disclosure in the proxy statement for the Special Meeting of information regarding OCP’s current directors and executive officers, including Oplink’s board representatives who were not elected at the Annual Meeting. The Registrant respectfully submits that shareholders have received or will receive substantially all of the information that would have been disclosed under Rule 14f-1, albeit not within the time frame required under Rule 14f-1, and that transmitting additional information to shareholders at this time would either be redundant, or not material to the decision with respect to the merger or otherwise.
The Registrant respectfully submits that appointment of Oplink’s representatives to the Registrant’s board of directors was not subject to Rule 14f-1, for the reasons set forth below. Rule 14f-1 applies to situations where persons constituting a majority of the directors of the issuer are designated “pursuant to any arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d)” of the Exchange Act. While Oplink’s representatives did constitute a majority of the Registrant’s directors the time of their appointment, the appointment was made in connection with the execution of the merger agreement, and not in connection with a transaction subject to Section 13(d). The execution of the merger agreement was not a

United States Securities and Exchange Commission
October 2, 2007

transaction subject to 13(d) because it did not result in the acquisition of beneficial ownership of OCP securities by Oplink. The filing requirements under Section 13(d)(1) and Rule 13d-1 are triggered when a person, “after acquiring directly or indirectly the beneficial ownership of any equity security” registered under Section 12, becomes the beneficial owner of 5% or more of such class of equity security. Since Oplink did not acquire beneficial ownership of any securities as the result of the execution of the merger agreement, the execution would not have triggered an initial Schedule 13D filing requirement. Nor did the execution of the merger agreement trigger a requirement under Section 13(d)(2) or Rule 13d-2 to amend Oplink’s Schedule 13D, because there was no material change to the facts set forth in Oplink’s Schedule 13D. Oplink’s initial Schedule 13D disclosed the agreement with Furukawa to acquire its 58% equity ownership in the Registrant and Oplink’s intent to acquire the remaining 42% of outstanding equity, which facts did not materially change as a result of the execution of the merger agreement. Oplink voluntarily filed an amendment to its Schedule 13D following the execution of the merger agreement, but was not required to do so. Moreover, even if Oplink was required to amend its Schedule 13D in connection with the execution of the merger agreement, the Registrant respectfully submits that this does not mean that such execution was “a transaction subject to Section 13(d)”, as execution of a merger agreement would not have triggered an initial Schedule 13D filing obligation, or any kind of Section 13(d) filing had Oplink not previously acquired its 58% equity ownership from Furukawa.
Reasons for the Special Committee’s Determination, page 13
5. We reissue comment 18.
Response: In response to the Staff’s comment, the Registrant has further revised the first bullet point on page 13 of the Second Revised Proxy Statement under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” section.
6. We note your response to prior comment 24. Please disclose the substance of your response and which, if any, of your directors or officers hold options that are in the money, naming each such person.
Response: In response to the Staff’s comment, the Registrant has added the second full paragraph (excluding bullet points) on page 14 of the Second Revised Proxy Statement under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” section, and revised the second paragraph under the subheading “Acceleration of Stock Options and Retention Payments for Executive Officers” under the subsection “Interests of our Directors and Executive Officers in the Merger” under the “Special Factors” section on page 22 .

United States Securities and Exchange Commission
October 2, 2007

Opinion of the Special Committee’s Financial Advisor, page 15
7. We reissue prior comment 26 in light of your response to it and to prior comment 37. Disclose the company’s “extended case” projected results.
Response: In response to the Staff’s comment, the Respondent has revised “Annex F — Projected Financial Information” to add the Registrant’s “extended case” projections, and related assumptions, that were the basis of the “discounted cash flow analysis—extended case” performed by Bear Stearns, and a cross reference to additional material set forth in Exhibit (c)(2) of the Revised Schedule 13E-3.
8. We note the revisions made in response to prior comment 27. Clarify the basis upon which the company relied to determine the referenced growth rates. What about the industry and the company’s predicted future performance led the company to the referenced growth rates?
Response: In response to the Staff’s comment, the Registrant has revised the paragraph subheaded “Discounted Cash Flow Analysis — Extended Case” under the “Discounted Cash Flow Analysis” subsection under the “Special Factors” section on page 19 of the Second Revised Proxy Statement.
Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger, page 22
9. We reissue prior comment 31. The revisions made do not address the substance of our comment given that the disclosure states the fairness determination was made in reliance upon the Oplink parties’ (not the advisor’s) knowledge of the company and that the negotiations history, while included in the bullet points of information reviewed by the advisor, is not addressed elsewhere in the disclosure relating to the advisor’s analyses. Please revise.
Response: In response to the Staff’s comment, the Registrant has revised the second paragraph of the subsection “Oplink and Oplink Acquisition’s Position as to Fairness of the Merger” on page 24 under the “Special Factors” section of the Second Revised Proxy Statement.

United States Securities and Exchange Commission
October 2, 2007

Opinion of Oplink’s Financial Advisor, page 23
10. Please apply prior comments 25, 26, 27 and 28. In addition, for each analysis, show the per-share value of OCP’s common stock based on the multiples obtained by the advisor.
Response: In response to the Staff’s comment, the Registrant has revised the subsection “Opinion of Oplink’s Financial Advisor” beginning on page 25 under the “Special Factors” section of the Second Revised Proxy Statement.
Material United States Federal Income Tax Consequences, page 31
11. We note your response to prior comment 34. Delete the referenced language. We note that the disclosure is being made by the filing persons, none of whom, presumably, fall within the definition of “tax advisor” for purposes of the Circular and that it appears that 31 CFR part 10, §10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission.
Response: In response to the Staff’s comment, the disclaimer has been deleted.
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Please note that we have made a number of other corrections in the Second Revised Proxy Statement to correct typographical errors and other similar mistakes. Those corrections are marked as well.
Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please do not hesitate to call me at (213) 683-6000. My fax number is (213) 996-3060.
Sincerely,
/s/ Kenneth R. Bender

Kenneth R. Bender
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
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